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                                                                      EXHIBIT 18
Board of Directors
Frisch's Restaurants, Inc. and Subsidiaries

As stated in note A to the consolidated financial statements of Frisch's Restaurants, Inc. and Subsidiaries (the "Company") for the year ended May 28, 1995, the Company changed its accounting policy for commissary inventory. Management believes the newly adopted accounting principle is preferable in the circumstances because the first-in, first-out (FIFO) method more appropriately reflects the Company's financial condition and conforms all of its inventories to the same method of determining cost. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles.
Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Very truly yours,



GRANT THORNTON LLP
June 30, 1995

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